Exhibit 99.1

Sphere 3D Corp. Announces Merger Agreement with Gryphon Digital Mining, Inc.

Transaction to Create a Nasdaq-listed 100% Renewable Energy, ESG-committed Crypto Miner

Toronto, Ontario - June 3, 2021 - Sphere 3D Corp. (NASDAQ: ANY) (the "Company" or "Sphere 3D"), a company delivering containerization, virtualization and data management solutions announces that it has entered into an Agreement and Plan of Merger with Gryphon Digital Mining, Inc. ("Gryphon"), a privately-held company focused on the mining of bitcoin using renewable energy. Upon completion of the merger, the Company will change its name to Gryphon Digital Mining, Inc.

"Gryphon's future focus on mining using 100% renewable energy will set the bar for mining companies of the future. We have been engineering GPU-based converged systems for many years and are excited to leverage our experience to enhance the performance of Gryphon's operations. We believe the merger of the two companies provides an excellent opportunity to create meaningful value for our shareholders," said Peter Tassiopoulos, Sphere 3D's Chief Executive Officer.

About the Proposed Merger Transaction

As consideration for the merger transaction, Sphere 3D will issue 111,000,000 common shares to the shareholders of Gryphon, subject to adjustment, such that on closing, the Sphere 3D shareholders will own approximately 23% of the Company and Gryphon shareholders will own the remaining 77% on a fully diluted basis.  The merger is expected to close in the third quarter of 2021, subject to the approval of the stockholders of each company, as well as other closing conditions, including the registration statement for the merger shares to be issued being declared effective by the Securities and Exchange Commission, and the Company's pending merger listing being approved by the Nasdaq, SEC and other applicatory regulatory bodies. Upon a successful closing of the merger, and all regulatory approvals, the Company will continue to trade on the NASDAQ.  The transaction has been approved by the board of directors of both companies. PGP Capital Advisors, LLC acted as financial advisor and has provided a Fairness Opinion in support of the transaction to the board of directors of Sphere 3D.  The closing of the merger agreement is subject to customary closing conditions for a transaction of this nature and may be terminated by the parties under certain circumstances.

Management and Organization

Following the merger, Rob Chang, Chief Executive Officer of Gryphon will be appointed to serve as the post-merger combined company's chief executive officer. Several members of the Gryphon leadership team will take key roles in the new Company.

The board of directors for the post-merger combined company will be comprised of seven directors, including two members from Sphere 3D's current board of directors.

Gryphon Executive Team and Board includes:

● CEO and Director Rob Chang - Former CFO of Riot Blockchain & former MD at Cantor Fitzgerald

● President Dan Tolhurst - Former senior strategist at Netflix & Disney

● Chair of the Board Brittany Kaiser - Blockchain regulatory expert & Congressional Subcommittee member

● Independent Director Richard Cooperstein - Partner at Media Investment Group & former Head of International Business Development at Facebook

● Independent Director Joseph Nejman - Entrepreneur in Residence at Tomorrow Ventures & former Strategic Partner Development at Google

About Sphere 3D Corp.

Sphere 3D Corp. (NASDAQ: ANY) has a portfolio of brands, including HVE ConneXions, UCX ConneXions and SnapServer®, dedicated to helping customers achieve their IT goals. For more information on Sphere 3D, please visit www.sphere3d.com.

About Gryphon Digital Mining, Inc.

Gryphon Digital Mining, Inc. is a private company in the cryptocurrency space dedicated to helping bring digital assets onto the clean energy grid.  Its Bitcoin mining operation has a zero-carbon footprint and the company's long-term strategy is to be the first vertically integrated crypto miner with a wholly owned, 100 percent renewable energy supply.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Sphere 3D and Gryphon, the parties intend to file relevant materials with the SEC, including a Sphere 3D registration statement on Form F-4 that will contain a combined proxy statement/ prospectus/ information statement.  INVESTORS AND STOCKHOLDERS OF SPHERE 3D AND GRYPHON ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SPHERE 3D, GRYPHON, THE PROPOSED MERGER AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus/information statement and other documents filed by Sphere 3D with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Investors and stockholders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

No Offer or Solicitation

This communication shall not constitute an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Sphere 3D, and its directors and executive officers, and Gryphon, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Sphere 3D in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the proxy statement/prospectus/information statement referred to above. Additional information about Sphere 3D' directors and executive officers will be included in Sphere 3D' definitive proxy statement to be filed with the SEC. These documents are available free of charge at the SEC website (www.sec.gov).

Forward-Looking Statements

Any statements in this press release that are not statements of historical fact constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements regarding the proposed merger and other contemplated transactions (including statements relating to satisfaction of the conditions to and consummation of the proposed merger), and statements regarding the nature, potential approval and commercial success of Gryphon and its product line, risks related to Gryphon's ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed merger pending closing; the ability of Gryphon to report accurate audited financials, the effects of having shares of capital stock traded on the Nasdaq Capital Market, Gryphon's management team's ability to execute the post-merger operations, Gryphon's and the post-merger combined company's financial resources and cash expenditures. Forward-looking statements are usually identified by the use of words such as "believes," "anticipates," "expects," "intends," "plans," "ideal," "may," "potential," "will," "could" and similar expressions. Actual results may differ materially from those indicated by forward-looking statements as a result of various important factors and risks. These factors, risks and uncertainties include, but are not limited to: risks relating to the completion of the merger, including the need for stockholder approval and the satisfaction of closing conditions; risks related to Sphere 3D' ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed merger pending closing; the cash balances of the combined company following the closing of the merger; the ability of Sphere 3D to remain listed on the Nasdaq Capital Market; the risk that as a result of adjustments to the exchange ratio, Sphere 3D shareholders or Gryphon stockholders could own more or less of the combined company than is currently anticipated. In addition, the forward-looking statements included in this press release represent Sphere 3D and Gryphon's views as of the date hereof. Sphere 3D and Gryphon anticipate that subsequent events and developments will cause their respective views to change. However, while Sphere 3D and Gryphon may elect to update these forward-looking statements at some point in the future, Sphere 3D and Gryphon specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Sphere 3D' or Gryphon's views as of any date subsequent to the date hereof.

Investor Contact

Kurt Kalbfleisch

+1-858-495-4211

investor.relations@sphere3d.com